Exhibit 2

For immediate release	14 May 2013

WPP plc

WPP plc appoints four new non-executive directors

WPP plc announces the appointments of Roger Agnelli, Jacques Aigrain, Hugo Shong and Sally Susman to its Board as non-executive directors, with effect from 13 May 2013.

Roger Agnelli is the founding partner and CEO of AGN Holding, a Brazilian company focused on mining, logistics and bioenergy in Brazil, Latin America and Africa. He is also the chairman of B&A, a joint venture between BTG Pactual and AGN focused on the exploration and development of fertilizer, iron ore and copper assets.

Roger was CEO and president of VALE from July 2001 to May 2011. Prior to his executive role at VALE, he was the chairman of the company’s board of directors from May 2000 until July 2001.

He developed his professional career at the Bradesco Group, one of the largest financial institutions in Brazil, from 1981 to 2001. He worked as executive director of Bradesco Bank from 1998 until 2000, when he was appointed CEO and president of Bradespar S.A.

Due to his experience in the fields of investment, mergers and acquisitions and asset management, he was vice president of ANBID (Brazil’s National Association of Investment Banks) and a member of the International Advisory Committee of the New York Stock Exchange (NYSE). He has served on the board of directors of various companies with major operations in Brazil and elsewhere, such as, in the field of power generation and distribution, CPFL, Rio Grande Energia, Serra da Mesa Energia and VCB Energia in Brazil and Duke Energy in the US; in oil and gas, Petrobras and Suzano Petroquímica in Brazil and Spectra Energy in the US; in steel, CSN and LATASA; in automotive and auto parts, Mahle Metal Leve; in home appliances, Brasmotor and in cable TV, UGB Participações. Between 2003 and 2007, he was a member of the Economic and Social Development Council (CDES), an entity that provides advice to the President of Brazil. In September 2010, he joined the International Business Leaders Advisory Council (IBLAC) to the Mayor of Shanghai. He has served on the International Advisory Council of South Africa to the President Thabo Mbeki.

He has been a member of the board of directors of ABB Ltd since 2002 and of the International Advisory Council to the President of Mozambique, Dr. Armando Guebuza. In addition, he is a member of Anadarko’s Global Advisory Board and Mckinsey International Advisory Council. He is on the International Advisory Council of Brookings Institute. He is a member of the Strategic Advisory Council of FIESP (Federation of Industries of the State of São Paulo) and honorary director of ACRJ (Commercial Association of Rio de Janeiro).

Roger has a degree in Economics from the Armando Álvares Penteado Foundation, in São Paulo, Brazil.

Jacques Aigrain is currently chairman of LCH.Clearnet Group Limited. He was CEO of Swiss Re from 2006 to 2009, and prior to that, he spent 20 years with JP Morgan Chase in New York, London and Paris.

In addition, Jacques is a non-executive director of London Stock Exchange Group Plc and a Supervisory Board Member of Lyondell Bassell NV, Deutsche Lufthansa AG and its subsidiary, Swiss International Airlines AG. He is also an advisory director of the Qatar Financial Centre Authority.

Jacques is a dual French and Swiss citizen. He holds a PhD in Economics from Sorbonne University, and a MA degree in Economics from Paris Dauphine University.

Hugo Shong is the executive vice president of International Data Group (IDG), a private technology media, research and events company, and president of IDG Asia/China.

He joined IDG in 1991 as an associate to IDG’s founder and chairman, Patrick J. McGovern, for Asian business development after working for three years as a reporter and editor at Electronic Business and Electronic Business Asia magazine, where Hugo launched over 40 magazines and newspapers in Asian countries, such as PC World Vietnam, the Chinese editions of NetworkWorld, Electronic Products, Cosmopolitan, Harper’s Bazaar, National Geographic, FHM and Men’s Health.

In 1993, Hugo helped IDG to set up the first technology venture fund in China, IDG Capital Partners, which now has $3.8 billion under management and an investment portfolio including Baidu, Tencent (QQ), Sohu, Ctrip and Soufun.

Hugo currently serves on the boards of China Jiuhao Health Industry Corp, which focuses on health maintenance and retirement community projects in China, and Mei Ah Entertainment Group, an entertainment company with interests in television, film and theatre listed on the Hong Kong Stock Exchange. Hugo has been a member of the board of trustees of Boston University since 2005.

After completing his undergraduate studies at Hunan University, he attended the Chinese Academy of Social Sciences and earned a Master of Science from Boston University in 1987. He conducted graduate studies at the Fletcher School of Law and Diplomacy and has also completed the Advanced Management Program at Harvard Business School.

Sally Susman is currently executive vice president, Policy External Affairs & Communications for Pfizer, the world’s largest biopharmaceutical company. Sally also heads the firm’s corporate responsibility group and plays a key role in shaping policy initiatives.

Before joining Pfizer in 2007, Sally was EVP of Global Communications at Estée Lauder, where she directed global corporate affairs strategy and served as a member of the Executive Committee. She also held several senior corporate affairs posts at American Express, working in both London and the US.

Sally started her career in government service focused on international trade issues and her positions included Deputy Assistant Secretary for Legislative and Intergovernmental Affairs in the US Department of Commerce.

She serves on the board of the International Rescue Committee, the US Department of State’s International Council on Women’s Business Leadership and the US India Business Council. She was also appointed as the New York City Commissioner on Women’s Issues by Mayor Michael R Bloomberg.

Sally holds a BA in Government from Connecticut College in the US and has studied at the London School of Economics.

Commenting on the appointments, Philip Lader, WPP’s Chairman, said: “the effective service of our departing non-executive directors sets a high standard for the four distinguished individuals, from four continents, who have now been appointed in the continuing refreshment of WPP’s Board. The diversity, depth and geographic breadth of these new directors’ experience promise significant contributions to the strategy, scope and governance of WPP’s global operations.”

There are no further details to be disclosed under paragraph 9.6.13 of the Listing Rules.

For further information please contact:

Feona McEwan, WPP 44-20 7408 2204

www.wpp.com